

July 31, 2012

Via E-mail
Ksenia Shpeyzer
Chief Executive Officer
Slavia, Corp.
3050 Erin Centre Blvd.
Unit 69
Mississauga, Ontario L5M 0P5
Canada

> **Re:** **Slavia, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2012**
> **File No. 333-181747**

Dear Ms. Shpeyzer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

1. We note your response to comment 7 of our letter dated June 20, 2012. Please discuss the basis for your belief that your operations will "generate at least $3,000 a month in the first year which will cover our expenses." This discussion should take into account the timeline you provide in your plan of operations, which anticipates that you will not begin your marketing campaign until six months after you compete your offering. The discussion should also address your anticipated monthly expenses. In addition, we note that, on page 21, you state that you do not expect to begin generating revenue until the middle of 2013. Please reconcile your disclosure on page 21 with your discussion here.

2. We note your response to comment 8 of our letter dated June 20, 2012. Please discuss the basis for your belief that Novy Mir, Ltd will refer 10-15 students to you per year given your lack of knowledge regarding Novy Mir's record of providing student referrals.

Plan of Operation, page 18

3. We note your response to comment 14 of our letter dated June 20, 2012. Please clarify your expected billing structure for the fees you intend to charge to your customers, specifically whether you intend to collect your fees up-front, bill your customers after you deliver your services or allow customers to pay over time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director